SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Reis, Inc.

(f/k/a Wellsford Real Properties, Inc.)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

75936P 105

(CUSIP Number)

Lloyd Lynford

c/o Reis Services, LLC

530 Fifth Avenue

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,072,852 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 924,358 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,852 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 75936P 105	13D	Page 3 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is filed in connection with the Common Stock, par value $0.02 per share (the “Company Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 535 Madison Avenue, 26th Floor, New York, NY 10022. Prior to June 1, 2007, the Company was named “Wellsford Real Properties, Inc.” On June 1, 2007, in connection with the Merger (as defined in Item 3 below) the Company changed its name to “Reis, Inc.”

Item 2. Identity and Background.

(a)	The statement is filed by Mr. Lloyd Lynford (the “Reporting Person”).

(b)	The business address of the Reporting Person is:

Reis Services, LLC
530 Fifth Avenue
New York, NY 10036

(c)        The Reporting Person’s principal occupation is President and Chief Executive Officer of the Company.

(d)         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the United States of America and a resident of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 30, 2007, Reis, Inc., a Delaware corporation (“Old Reis”), merged (the “Merger”) with and into Reis Services, LLC, a Maryland limited liability company (“Merger Sub”), with Merger Sub surviving as a wholly owned subsidiary of the Company. The Merger was effected pursuant to the Agreement and Plan of Merger, dated as of October 11, 2006, by and among Old Reis, Merger Sub and the Company (the “Merger Agreement”).

A copy of the Merger Agreement was filed as Exhibit 2.1 to the Company’s Form 8-K filed on October 12, 2006, and is incorporated herein by reference. The description of the

CUSIP No. 75936P 105	13D	Page 4 of 7

Merger Agreement set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the transaction document.

Prior to the closing date of the Merger on May 30, 2007, the Reporting Person owned 2,464,399 shares of common stock of Old Reis, par value $0.01 per share (“Old Reis Common Stock”) and 33 shares of Series D preferred stock of Old Reis, par value $0.01 per share (“Old Reis Series D Preferred Stock”). At the effective time of the Merger, holders of Old Reis Common Stock and holders of Old Reis Series D Preferred Stock were entitled to receive as consideration a combination of shares of Company Common Stock and cash, as determined by the terms and conditions of the Merger Agreement. Additionally, upon consummation of the Merger, the Reporting Person became President and Chief Executive Officer of the Company and Merger Sub.

In connection with the consummation of the Merger, the Reporting Person received 1,182,033 shares of Company Common Stock (the “Shares”), valued at $8.16 per share, and approximately $10,472,470 in cash as Merger consideration for the Reporting Person’s Old Reis Common Stock and Old Reis Series D Preferred Stock. In addition, pursuant to the Reporting Person’s employment agreements, he received 100,000 restricted stock units, with each unit representing the contingent right to receive one share of Company Common Stock, which vest in three equal installments on the first, second and third anniversaries of the original May 30, 2007 grant date, subject to the attainment of certain performance targets (such restricted stock units are not deemed beneficially owned as of the date hereof).

Pursuant to a Letter Agreement, dated October 11, 2006, by and among the Company, Merger Sub, Old Reis, the Reporting Person and Jonathan Garfield (the “Letter Agreement”), immediately after the consummation of the Merger, the Reporting Person paid off the balance of a loan issued to him by Old Reis with 109,181 of his Shares and $7.04 in immediately available funds. A copy of the Letter Agreement is filed as Exhibit 4 to this Schedule 13D, and the description of the Letter Agreement set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the transaction document.

Item 4. Purpose of Transaction.

As described in Item 3 above, which description is incorporated herein by reference in response to this Item 4, the Shares beneficially owned by the Reporting Person were acquired upon the conversion of his shares of Old Reis Common Stock and Old Reis Series D Preferred Stock pursuant to the Merger.

Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

CUSIP No. 75936P 105	13D	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

(a)         Based on the 10,984,517 shares of Common Stock of the Company oustanding as of June 7, 2007 (as set forth by the Company), the Reporting Person is the beneficial owner of 1,072,852 shares of Company Common Stock, representing 9.8% of the issued and outstanding Common Stock of the Company.

(b)         The Reporting Person has the sole power to vote or direct the vote of all of the Shares.

(c)         Except as described herein, the Reporting Person has not effected any transactions in the Shares during the past sixty days.

(d)         Of the 1,072,852 Shares beneficially owned by the Reporting Person as a result of the Merger, 148,494 Shares are currently being held in escrow and are subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis' breach of its representations, warranties and covenants in the Merger Agreement. With respect to the 924,358 Shares not held in escrow, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the consummation of the Merger, Jonathan Garfield and the Reporting Person entered into a Lock-Up Agreement with the Company, dated as of May 30, 2007 (the “Lock-Up Agreement”), pursuant to which each agreed for a period of nine months (the “Lock-Up Period”) beginning at the effective time of the Merger, among other things, not to sell (with certain limited exceptions and subject to certain conditions), any shares of Company Common Stock without the prior written consent of the Company. The Lock-Up Agreement also provides that Jonathan Garfield and the Reporting Person may not exercise, during the Lock-Up Period, their registration rights (as more fully described below) with respect to any Company Common Stock. After the expiration of the Lock-Up Period, Jonathan Garfield and the Reporting Person will be subject to other restrictions on resale in compliance with securities laws.

As an inducement to Jonathan Garfield and the Reporting Person to enter into the Lock-Up Agreement, the Company entered into a Registration Rights Agreement, dated May 30, 2007 (the “Registration Rights Agreement”), pursuant to which the Company will grant to each of them rights, under certain circumstances and subject to various conditions, to (i) demand that the Company prepare a shelf registration statement or other registration statement covering the shares of Company Common Stock that each received in the Merger and (ii) have the shares of Company Common Stock that each received in the Merger included in certain registration statements prepared and filed by the Company for its own account or the account of third parties. Jonathan Garfield and the Reporting Person may not exercise the rights described in clause (i) until the third anniversary of the effective date of the Registration Rights Agreement.

CUSIP No. 75936P 105	13D	Page 6 of 7

A copy of each of the Lock-Up Agreement and the Registration Rights Agreement is filed as Exhibits 2 and 3, respectively, to this Schedule 13D. The descriptions of the Lock-Up Agreement and the Registration Rights Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the respective transaction documents.

Item 7.	Material to be Filed as Exhibits
1.

Agreement and Plan of Merger, dated as of October 11, 2006, by and among Wellsford Real Properties, Inc., Reis Services, LLC and Reis, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Company, filed on October 12, 2006).

2.	Lock-Up Agreement, dated as of May 30, 2007, by and among Wellsford Real Properties, Inc., Jonathan Garfield and Lloyd Lynford.
3.	Registration Rights Agreement, dated as of May 30, 2007, by and among Wellsford Real Properties, Inc., Jonathan Garfield and Lloyd Lynford.
4.	Letter Agreement, dated October 11, 2006, by and among Wellsford Real Properties, Inc., Reis Services, LLC, Reis, Inc., Jonathan Garfield and Lloyd Lynford.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Lloyd Lynford

Dated: June 8, 2007